UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

 GENTIUM S.P.A.
(Name of Subject Company)

GENTIUM S.P.A.
(Names of Persons Filing Statement)

 Ordinary Shares, no par value
American Depositary Shares, each representing one Ordinary Shares
(Title of Class of Securities)

37250B922 (Ordinary Shares, which are not traded on U.S. markets)
37250B104 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Dr. Khalid Islam
Chief Executive Officer
Gentium S.p.A.
Piazza XX Settembre 2
22079 Villa Guardia (CO), Italy
+39 031 537 3200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

 With copies to:

Lorenzo A. Corte, Esq.
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
 London, E14 5DS, England
+44 20 7519 7000

[x]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Exhibit A – Exhibit A is a copy of an email from the Chief Financial Officer distributed to Gentium employees on December 20, 2013.

Exhibit B – Exhibit B is a copy of an email from the Chief Executive Officer distributed to Gentium employees on December 20, 2013.

Exhibit C – Exhibit C is a copy of an Employee Q&A list distributed to Gentium employees on December 20, 2013.

Exhibit D – Exhibit D is a copy of Jazz Pharmaceuticals Overview Presentation, used on December 20, 2013

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Salvatore Calabrese

Name:	Salvatore Calabrese

Title:	Senior VP, Finance, Chief Operating Officer and Chief Financial Officer

Date:	December 20, 2013